82-3733

TATA

RECEIVED
SEC MAIL PROCESSING
MAY 24 2004
WASH. D.C. 158 SECTION

21st May 2004
BJ/SH-L2/279

The Stock Exchange
Corporate Relationship Department
1st Floor, New Trading Ring
Rotunda Buildin[redacted]
Dalal Street, For
Mumbai 400 001

04030371

SUPPL

Dear Sirs,

Audited Financial Results – Press Release

Further to our letter No.BJ/SH-L2/277 dated 21st May 2004, we forward herewith for your record a copy of the Press Release issued by the Company.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dw 5/25

TATA

Mumbai
21, May 2004

Tata Power Announces Audited Financial Results For FY 2003-04

Dividend enhanced to 70% from 65% in the previous year

India's largest private power company today announced its Q4 and Annual Results for the financial year ended March 31st 2004.

Highlights – Q4 FY04

- Increase in generation from 2740 MUs in Q4FY03 to 3261 MUs in Q4FY04.
- In the three months ended March 2004, Tata Power reported revenues at Rs. 1042.08 crores as against Rs. 909.69 crores in the corresponding period last year, while the Profit Before Tax (PBT) decreased to Rs. 86.87 crores from Rs. 139.36 crores, showing a decline of Rs. 52.49 crores.
- A charge of Rs. 72.11 crores was made during the quarter, being amount written off in respect of foreign currency liabilities on prepayment of foreign currency loans. In the corresponding period last year, the charge on this account was nil. This charge was the main reason for the decline in PBT in this quarter.
- In the three months ended March 2004, Tata Power reported Profit After Tax (PAT) at Rs. 54.35 crores as against Rs. 155.27 crores in the corresponding period last year. In Q4 FY03, there was a one-time reversal of deferred tax liability to the extent of Rs 67.36 crores as a result of ASI – 3 issued by ICAI.

Highlights – FY04

- For the financial year 2003-04, Tata Power reported revenues at Rs 4239.08 crores as compared to Rs 4299.75 crores in the previous year. The decline in revenues in mainly on account of lower fuel cost, the benefit of which has been passed on to the consumers through reduction in tariff.
- As part of its ongoing cost control exercise Tata Power realized a savings of Rs. 188 crores on fuel costs due to change in fuel mix and heat rate improvement, the benefit of which has been passed on to the consumers as reduction in tariff.
- While PBT has increased from Rs. 676.94 crores in FY03 to Rs. 734.27 crores in FY04, there has been a decline in PAT due to higher provision for taxation.

TATA

- Interest and Finance Charges for the year have reduced by Rs. 57.48 crores due to significant reduction of debt.

Operational Highlights – FY 04

New Projects

- **120 MW Jojobera expansion project**
  - Construction Commenced in September 2003

- **Powerlinks Transmission Limited**
  - Construction of transmission line commenced in January 2004
  - Financial Closure achieved

- **Alaknanda Hydro Power Company Limited**
  - 330 MW Hydel Project at Shrinagar, Uttaranchal
  - Acquired 100% stake in the Company in December 2003
  - Construction to commence soon

New Subsidiaries

- **Tata Power Trading Company Limited**
  - Wholly owned subsidiary established for trading of electricity

- **Tata Power Broadband Company Limited**
  - Broadband division hived off into a wholly owned subsidiary

Debt Restructuring

- Prepaid Rs. 564 crores of loans in FY04.
- Reduction in interest and finance charges from Rs. 341 crores in FY 03 to Rs. 283 crores in FY04

Power Business

- Sales to SEBs outside Maharashtra commenced in the year – 205 MUs sold to MPEB
- ISO 9001 and 14001 certification achieved by Jojobera and Belgaum power plants. ISO 14001 certification achieved by Trombay power plant.
- Highest ever generation achieved at Jojobera (1793 MUs) and Wadi (478 MUs)

TATA

Other Business

- **Strategic Electronics Division**
  - Revenue up by 49%

- **Power Systems Division**
  - Revenue up by 310%.
  - Order book at Rs. 428 crores as at March 31, 2004,
  - Bagged USD 38 million contract from Power Grid Company of Bangladesh

Commenting on the company's performance, **Mr. Firdose Vandrevala**, Managing Director, Tata Power said: "During the year Tata Power had undertaken several initiatives to phase the challenges and grab the opportunities in the future. Severe cost cutting measures have been initiated which do not reflect in the bottom line as the benefits of these have been passed on to the consumers in terms of lower fuel adjustment charge. Tata Power will continue to explore all opportunities to ensure that our customers not only receive reliable and continuous power, which they have got used to, but also power at competitive rates at the same time.

Actions taken this year in prepayment of loan and renegotiating the rates on existing loans will see lower finance charges in the future.

Tata Power, besides undertaking several projects in generation and transmission is exploring opportunities for growth in all areas of the power value chain."

FINANCIAL TABLE ATTACHED

For further information, please contact:
Rashmi Naik / Rakesh Reddy
Vaishnavi Corporate Communications
Tel: 5656 8787 Fax: 5656 8788
Cell: 98215 34390 / 98217 35515

--- ENDS ---

TATA

21st May 2004
BJ/SH-L2/278

The Stock Exchange
Corporate Relationship Department
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Security Code	Type of Security	Book Closure		Purpose
		From	To	
400 500400	Equity Shares	10th June 2004	29th June 2004	Payment of Dividend, if declared at the Annual General Meeting of the Company to be held on 29th June 2004..

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA

21st May 2004
BJ/SH-L2/277

The Stock Exchange
Corporate Relationship Department
1st Floor, New Trading Ring
Rotunda Building, P J Towers, Dalal Street
Mumbai 400 001

Dear Sirs,

Financial Results

At the meeting of the Board of Directors of the Company held today, the Directors have taken on record the audited financial results for the financial year 2003-04. We send herewith a statement containing the audited financial results which have been sent for publication.

At the said meeting, the Directors have decided to recommend a dividend @ 70 % (Rs. 7/- per share) to the shareholders for the year ended 31st March 2004.

The Annual General Meeting of the Company is scheduled to be held on Tuesday, 29th June 2004 at Nehru Centre Auditorium, Discovery of India Building, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2004

	Particulars	Nine months ended	Quarter ended		Year ended	
		31-Dec-03	31-Mar-04	31-Mar-03	31-Mar-04	31-Mar-03 (Audited)
		MUs	MUs	MUs	MUs	MUs
1.	Generation	9656	3261	2740	12917	12996
2.	Sales	9163	3068	2611	12231	12318
		Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
3.	(a) Revenue from Power Supply	3057.24	934.53	873.90	3991.77	4193.53
	(b) Income from Other Operations	139.76	107.55	35.79	247.31	106.22
		3197.00	**1042.08**	**909.69**	**4239.08**	**4299.75**
4	Expenditure					
	a) Staff Cost	126.15	65.46	47.45	191.61	141.95
	b) Cost of Power Purchased	309.28	100.21	100.18	409.49	406.90
	c) Cost of Fuel	1426.56	422.31	380.47	1848.87	2062.59
	d) Cost of components, materials and services in respect of contracts	70.67	44.93	17.69	115.60	35.81
	e) Other expenditure	281.78	199.78	109.36	481.56	468.34
	f) Total expenditure (4a to 4e)	2214.44	832.69	655.15	3047.13	3115.59
5	Operating Profit	982.56	209.39	254.54	1191.95	1184.16
6	Other Income	111.01	48.98	33.22	159.99	152.03
7	Interest and Finance Charges	196.63	87.09	73.95	283.72	341.21
8	Gross Profit after interest and finance charges but before Depreciation and Tax (5+6-7)	896.94	171.28	213.81	1068.22	994.98
9	Depreciation	249.54	84.41	74.45	333.95	318.04
10	Profit before tax (8-9)	**647.40**	**86.87**	**139.36**	**734.27**	**676.94**
11	Provision for Taxation					
	Current Tax	205.52	36.34	54.05	241.86	215.27
	Deferred Tax	(12.85)	(3.82)	(69.96)	(16.67)	(58.25)
	Dividend Tax					
12	Net Profit after tax (10-11)	**454.73**	**54.35**	**155.27**	**509.08**	**519.92**
13	Statutory & Special Appropriations				42.16	69.91
14	Distributable Profit (12-13)				466.92	450.01
15	Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.91	197.92	197.91	197.92	197.91
16	Reserves including Statutory Reserves				4277.98	3959.44
17	Basic and Diluted Earnings per Share on Net Profit (not annualised) (In Rupees)	22.98	2.75	7.85	25.72	26.27
18	Aggregate of non-promoter shareholding					
	No of shares	13,35,33,222	13,35,74,574	13,35,04,022	13,35,74,574	13,35,04,022
	% of shareholding	67.48	67.50	67.46	67.50	67.46
19	Final Dividend (Proposed)					
	Rate per share (Face Value Rs. 10/-) (In Rupees)				7.00	6.50
	Amount (Rs. in crores)				138.69	128.78

1. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 21st May, 2004.
2. With the coming into force of the Electricity Act, 2003 (the Act), the Electricity (Supply) Act, 1948 stands repealed on 10th June 2003. However, in terms of the Act, the terms and conditions for determination of tariff under the Electricity (Supply) Act, 1948 continue to apply as at 31st March 2004. Accordingly, the financial statements have been prepared after taking into consideration, the provisions of the Sixth Schedule to the Electricity (Supply) Act,1948.
3. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from Reliance Energy Ltd.(REL) (formerly known as BSES Ltd.), the Company has, taken credit for the amount recoverable in terms of the Common Order dated 3rd June,2003 passed by Hon'ble Bombay High Court in MERC Appeal No. 1 of 2002 and MERC Appel No. 2 of 2002. This amount upto 31st March, 2004 aggregates to Rs. 991 crores, including Rs. 198 crores for the year ended 31st March, 2004 (Rs. 49.50 crores for the quarter ended 31st March, 2004). However, these amounts have been disputed by REL and only Rs.809.90 crores have been paid by REL to MSEB through the Company/Maharashtra Electricity Regulatory Commission (MERC) till 31st March, 2004. MERC had heard the dispute and issued an Order on 7th December, 2001. This Order was challenged by both parties before the High Court which has by its said order dated 3rd June, 2003 remanded the matter back to MERC. Appeals by both parties to the Supreme Court against the said Order of the Hon'ble High Court have been dismissed. Hearing of the matter on the remand has concluded and MERC's Order is awaited.
Further, pending MERC's Order, no adjustment has been made for the amounts payable as per the MERC Order of Rs. 62.44 crores for 1999-2000 or for the shortfalls (amounts not ascertained) for the years 2000-01, 2001-02, 2002-03 and 2003-04.
4. During the year ended 31st March, 2004, Premium on redemption of debentures amounting to Rs. 40.84 crores has been charged to Share Premium account.
5. Other Expenditure include for the quarter ended 31st March 2004 Rs.72.11 crores (for quarter ended 31st March 2003 Rs. Nil) and for the year ended 31st March 2004 Rs.72.11 crores (For the year ended 31st March 2003 Rs.41.26 crores) being amount written off in respect of foreign currency liabilities on prepayment of foreign currency loan.
6. The Auditors Report on the financial statements for the year refers to the treatment given to several matters in the computation of "Capital Base" and "Clear Profits" under the Sixth Schedule to the Electricity (Supply) Act, 1948 and the treatment of the Wind Farm as part of the licensee business during the year, pending the approvals, where necessary, of the relevant authorities. It also refers to accounting policies with regard to (a) deferred taxation (b) borrowings cost attributed to the acquisition and construction of fixed assets and (c) exchange differences on repayment / realignment of liabilities incurred for acquiring fixed assets, in so far as such policies refer to the licensee business and which policies though conforming to the Electricity (Supply) Act, 1948 differ from the relevant Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956.
7. The number of investor complaints received during the quarter, resolved and pending are:

Pending as on 1st January, 2004	98
Received during the quarter ended 31st March, 2004	25
Disposed off during the quarter ended 31st March, 2004	120
Unresolved at the end of the quarter ended 31st March, 2004	3

8. Previous period/year figures have been regrouped wherever necessary.

Date: 21st May, 2004.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N. TATA
Chairman

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rs. Crores)

Particulars	Nine months ended	Quarter ended		Year ended	
	31-Dec-03	31-Mar-04	31-Mar-03	31-Mar-04	31-Mar-03
Segment Revenue					
Power business	3,079.35	963.58	882.41	4,042.93	4,229.82
Others	118.08	80.76	27.33	198.84	70.14
Total Segment Revenue	3197.43	1,044.34	909.74	4,241.77	4,299.96
Less: Inter segment revenue	0.43	2.26	0.05	2.69	0.21
Net Sales/Income from Operations	**3,197.00**	**1,042.08**	**909.69**	**4,239.08**	**4,299.75**
Segment Results					
Power business	735.59	122.63	186.69	858.22	875.64
Others	13.16	3.62	2.53	16.78	3.49
Total Segment Results	748.75	126.25	189.22	875.00	879.13
Less: Interest Expense	187.02	78.82	69.41	265.84	308.27
Add: Unallocable Income net of unallocable expense	85.67	39.44	19.55	125.11	106.08
Total Profit Before Tax	**647.40**	**86.87**	**139.36**	**734.27**	**676.94**
Capital Employed					
Power business	3,563.01	3,359.02	3,739.70	3,359.02	3,739.70
Others	184.40	214.94	153.26	214.94	153.26
Total Capital Employed	**3,747.41**	**3,573.96**	**3,892.96**	**3,573.96**	**3,892.96**

Types of products and services in each business segment:
Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Broadband Services, Project Consultancy etc.

TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

Unaudited financial results (Consolidated) for the year ended 31st March, 2004

	Particulars	Year ended	
		31-Mar-04	31-Mar-03 audited
		Rs. Crores	Rs. Crores
1.	a) Revenue from Power supply	**4626.04**	**4618.47**
	b) Income from Operation	**386.59**	**200.94**
2.	Expenditure		
	a) Staff Cost	244.15	184.13
	b) Cost of Power Purchased	834.89	700.39
	c) Cost of Fuel	1848.87	2062.59
	d) Cost of Components and cost of material & services in respect of contract	115.60	12.74
	d) Other expenditure	625.96	589.80
	e) Total expenditure (2a to 2e)	3669.47	3549.65
3.	Operating Profit	1343.16	1269.76
4.	Other Income	172.50	141.56
5.	Interest and Finance Charges	290.47	343.80
6.	Gross Profit after interest but before Depreciation, and Tax (3+4-5)	1225.19	1067.52
7.	Depreciation/Amortisation	429.46	387.16
8.	Profit before Minority Interest and share of Associates,provision for taxation and exceptional items (6-7)	**795.73**	**680.36**
9	Provision for Taxation(including Deferred Tax)	248.05	164.37
10	Net Profit after tax before share of Associates, Minority Interests and Statutory Appropriations (8-9)	**547.68**	**515.99**
11	Share of loss of Associates (net of write back -seenote below)	44.50	125.32
12	Net Profit after tax before Minority Interests and Statutory Appropriations (11-12)	**503.18**	**390.67**
13	Minority Interests	0.10	0.85
14	Net Profit before Statutory & Special Appropriations (12-13)	503.08	389.82
15	Statutory & Special Appropriations	42.16	69.91
16	Distributable Profit (14-15)	460.92	319.91
17	Paid-up Equity Share Capital		
18	(Face Value: Rupees Ten per share)	197.87	197.87
19	Reserves including Statutory Reserves	4013.74	3701.81
20	Basic and Diluted Earnings per Share on Profit after Taxes, Statutory Appropriations and Minority Interest on shares outstanding)(before extraordinary items) (In Rupees)	23.29	16.17

Notes :

1 The company's percentage holding in Tata Teleservices Ltd has during the year been reduced from 35.08% to 20.36% . Consequently adjustment made for share of losses of Tata Teleservices Ltd up to 31/07/03 has been reversed to the extent of Rs. 145.99 Crores.

2 The following Subsdiaries, Associates and Joint Ventures have been considered for the purpose of preparing Consolidated Financial Accounts as per Accounting Standards on
a) Consolidated Financial Statements (AS-21)
b) Accounting for Investments in Associates in Consolidated Financial Statements (AS-23)
c) Financial Reporting of Interest in Joint Ventures (AS-27)

Name of the Company	Ownership in % either directly or through Subsidiaries
Subsidiaries :	
Tata Petrodyne Limited	100
Chemical Terminal Trombay Limited	72
Af-Taab Investment Company Limited	100
Tata Power Trading Company Limited	100
Duncan North Hydro Power Company Limited	100
Tata Power Broadband Limited	100
Associates :	
Nelco Ltd.	49.82
Panatone Finvest Limited	39.98
Tata BP Solar India Limited	49
Tata Ceramics Limited	40
Tata Projects Limited	30
Tata Teleservices Limited	20.36
Yashmun Engineers Limited	27.27
Joint Ventures :	
North Delhi Power Limited	49
Power Link Transmission Limited	51

3 The above Consolidated Financial Results have been taken on record in the Board Meeting of date.

Date: 21st May, 2004.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N. TATA
Chairman

TATA